

Mailstop 3561

October 17, 2018

Teresa L. Dick
Executive Vice President and
Chief Financial Officer
Rattler Midstream Partners LP
9400 N. Broadway, Suite 700
Oklahoma City, OK 73114

>   **Re: Rattler Midstream Partners LP**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-1**
>   **Filed October 9, 2018**
>   **File No. 333-226645**

Dear Ms. Dick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2018 letter.

Use of Proceeds, page 60

1. We note your revisions on page 81 and elsewhere regarding your intent to exercise the EPIC project option in full on the earlier of (a) February 1, 2019 and (b) the completion of this offering. Please tell us what consideration was given to disclosing your use of proceeds may include your exercise of this option to acquire up to a 10% equity interest in the EPIC project.

Cash Distribution Policy and Restrictions on Distributions

Unaudited Pro Forma EBITDA and Distributable Cash Flow, page 68

2. Reference is made to footnote (1). Pro Forma general and administrative expenses do not include $1.4 million incremental general and administrative expenses you expect to incur annually as a result of being a publically traded partnership. Please revise to include this amount as a reduction from Pro Forma EBITDA of Rattler LLC.

Description of our Units

Applicable Law; Forum; Venue and Jurisdiction, page 172

3. We note your response to comment 14 and your revised disclosure which states that the waiver of the right to a jury trial applies to claims made under the federal securities laws, to the extent permitted by applicable law. Please provide us with your legal analysis as to how this provision in your partnership agreement is consistent with Section 14 of the Securities Act and how this provision is enforceable.

Rattler Midstream LLC Unaudited Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2018 and 2017, page F-10

4. Please tell us the nature of the transaction underlying the loss on sale of property, plant and equipment line item and explain why it is properly classified as non-operating income. Please also tell us your consideration of discussing this line item in the notes to unaudited condensed consolidated financial statements and/or management's discussion and analysis of financial condition and results of operations. In addition, please tell us if you received proceeds from the sale, and if so, where these proceeds are classified in your statements of cash flows.

Rattler Midstream LLC Audited Financial Statements

Notes to Audited Financial Statements

Note 3. Acquisitions, page F-36

5. We reviewed your response to comment 21. Your disclosure on page F-36 states that the Rattler Assets were contributed effective January 1, 2016. However, your disclosure of contributions and non-cash financing activity on pages F-30 and F-31 imply that the Rattle Assets were contributed in both fiscal 2016 and fiscal 2017. Please revise or advise. Please also show us how the amounts in Note 3 to the Unaudited Condensed Consolidated Financial Statements reconcile to your disclosure of contributions and non-cash financing activity on pages F-11 and F-12.

Note 7. Transactions with Affiliates, page F-38

6. We reviewed your response to comment 22. Please revise to clarify whether Rattler LLC is required to maintain certain financial ratios. If so, provide more detail regarding the financial ratios which may restrict certain actions of Rattler LLC. Please also disclose the amount of member's equity or net income restricted or free from restriction on the payment of dividends by Rattler LLC. Refer to Rule 4-08(e)(1) of Regulation S-X.

You may contact Adam Phippen, Staff Accountant, at (202)551-3336 or Donna Di Silvio, Staff Accountant, at (202)551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Seth Molay